UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Mastech Holdings, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

57633B100
(CUSIP Number)

March 6, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________

                *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	57633B100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

AB Value Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

68,974

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

68,974

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,974

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.20%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	57633B100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

AB Value Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

196,986

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

196,986

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,986

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.27%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	57633B100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Berger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

196,986

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

196,986

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,986

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.27%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	57633B100

Item 1.                  (a).             Name of Issuer:

                                                 Mastech Holdings, Inc.

(b).	Address of Issuer's Principal Executive Offices:

1000 Commerce Drive, Suite 500 Pittsburgh PA 15275

Item 2.	(a).	Name of Person Filing:

AB Value Partners, L.P., a Delaware limited partnership (“AB Value Partners”), AB Value Management LLC, a New Jersey limited liability company (“AB Value Management”), and Andrew Berger (“Mr. Berger”).  AB Value Management is the investment manager of AB Value Partners and a managed account (the “Managed Account”).  AB Value Management and Andrew Berger have shared voting and dispositive power over the securities held by AB Value Partners and the Managed Account.  Mr. Berger is the sole managing member of AB Value Management.

(b).	Address of Principal Business Office, or if None, Residence:
The business address of each of AB Value Partners, AB Value Management, and Mr. Berger is: 92 West Main Street, Freehold, NJ 07728.

(c).	Citizenship:

AB Value Partners is organized under the laws of the State of Delaware. AB Value Management is organized under the laws of the State of New Jersey. Mr. Berger is a citizen of the United States of America.

(d).	Title of Class of Securities:

Common Stock, $.01 par value per share

(e).	CUSIP Number:

57633B100

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

AB Value Partners, L.P.

(a)     Amount beneficially owned:

68,974 Shares

(b)     Percent of class:

2.20% (based upon approximately 3,142,000 Shares issued and outstanding, which is the total number of Shares outstanding as of March 14, 2012 after the Issuer announced its Final Results of its Tender Offer, as reported in Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on March 14, 2012).

(c)     Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote

0   Shares

(ii)   Shared power to vote or to direct the vote

 68,974 Shares

(iii)    Sole power to dispose or to direct the disposition of

0   Shares

(iv)   Shared power to dispose or to direct the disposition of

68,974 Shares

AB Value Management LLC

(a)     Amount beneficially owned:

196,986 Shares*

(b)     Percent of class:

6.27% (based upon approximately 3,142,000 Shares issued and outstanding, which is the total number of Shares outstanding as of March 14, 2012 after the Issuer announced its Final Results of its Tender Offer, as reported in Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on March 14, 2012).

(c)     Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote

0   Shares

(ii)   Shared power to vote or to direct the vote

196,986 Shares*

(iii)    Sole power to dispose or to direct the disposition of

0   Shares

(iv)   Shared power to dispose or to direct the disposition of

196,986 Shares*

 ____________________

* Consists of the Shares owned directly by AB Value Partners and the Managed Account.

Mr. Berger

(a)     Amount beneficially owned:

196,986 Shares*

(b)     Percent of class:

6.27% (based upon approximately 3,142,000 Shares issued and outstanding, which is the total number of Shares outstanding as of March 14, 2012 after the Issuer announced its Final Results of its Tender Offer, as reported in Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on March 14, 2012).

(c)     Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote

0   Shares

(ii)   Shared power to vote or to direct the vote

196,986 Shares*

(iii)    Sole power to dispose or to direct the disposition of

0   Shares

(iv)   Shared power to dispose or to direct the disposition of

196,986 Shares*

 ____________________

* Consists of the Shares owned directly by AB Value Partners and the Managed Account.

As the manager of each of AB Value Partners and the Managed Account, AB Value Management may be deemed to be the beneficial owner of the Shares owned directly by the AB Value Partners and the Managed Account.  As the managing member of AB Value Management, Mr. Berger may be deemed to be the beneficial owner of the Shares owned directly by AB Value Partners and the Managed Account.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

IItem 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

IItem 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

IItem 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2012

AB Value Partners, L.P.

By:	AB Value Management LLC General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name: Andrew Berger